ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

November 22, 2016	Adam M. Schlichtmann 617-951-7114 617-235-7346 fax adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re: State Street Institutional Investment Trust (the “Trust”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 230 to the Trust’s Registration Statement on Form N-1A Filed on September 28, 2016, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended (the “PEA Filing”)

Ladies and Gentlemen:

This letter provides the Trust’s response to comments on the above-referenced amendment to the Registration Statement of the Trust relating to the State Street Institutional U.S. Government Money Market Fund (the “Fund”), a series of the Trust, that Mr. Zeleke and Mr. di Stefano provided by telephone to Adam Schlichtmann on November 4, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General: The Trust has made a number of the changes to the PEA Filing suggested by the Staff. However, a number of the other comments provided by the Staff relate to general disclosures in respect of the Fund and its investment policies, and are not limited in their application to the Class M shares, which are the shares of the Trust that were registered in the PEA Filing. As the Staff is aware, the Fund currently offers other share classes in other prospectuses that were not included in the PEA Filing. The Trust believes that its existing disclosure in each case is accurate and not misleading and in substantial compliance with the disclosure requirements of Form N-1A. In the cases noted below, the Trust does not wish to vary the disclosures in the Fund’s Class M prospectus from those in its other prospectuses. However, the Trust intends to revise its prospectuses in response to the Staff’s comments in the next annual update of the Fund’s prospectuses, as noted below.

General Comments

1.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission (the “SEC”). Some comments might apply to more than one fund, or may apply in more than one place in the registration statement. For purposes of brevity we have tried to avoid repeating comments. Please consider them in all aspects of the disclosure to which they apply.

Response: The Trust confirms that it will consider the staff’s comments in all aspects of the disclosure to which they apply.

2.	Please provide a copy of the completed fee table and expense example by EDGAR correspondence prior to effectiveness.

Response: A copy of the completed fee table and expense example is attached hereto as Exhibit A.

3.	Please respond to these comments in writing via EDGAR correspondence ten days prior to effectiveness. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide draft disclosure with the letter.

Response: The Fund currently intends to make a 485(b) filing on or about November 22, 2016 containing its prospectus and SAI that will be become automatically effective on November 28, 2016.

Prospectus Comments

4.	The description of the Voluntary Reimbursement on page 13 of the Prospectus contains a list of recoupment conditions. We believe that these conditions are material and should be included in the summary section of the Prospectus.

Response: The Fund has revised Footnote 2 to the Annual Fund Operating Expenses table as follows:

The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), may voluntarily reduce all or a portion of its fees and/or reimburse expenses of the Fund to the extent necessary to avoid a negative yield (the “Voluntary Reduction”), or a yield below a specified level, which may vary from time to time in the Adviser’s sole discretion. The Fund has agreed, subject to certain limitations described in the section Management and Organization – Investment Adviser on page 13 of the Fund’s Prospectus, to reimburse the Adviser for the full dollar amount of any Voluntary Reduction. As of the date of the Prospectus the Adviser had not waived fees and/or reimbursed expenses under the Voluntary Reduction for Class M shares of the Fund. The Adviser may, in its sole discretion, irrevocably waive receipt of any or all reimbursement amounts due from the Fund. Any future reimbursement by the Fund of the Voluntary Reduction would increase the Fund’s expenses and reduce the Fund’s yield. There is no guarantee that the Voluntary Reduction will be in effect at any given time or that the Fund will be able to avoid a negative yield.

5.	The Fund’s principal investment strategy disclosure states that the Fund invests substantially all of its investable assets in another fund. Please explain why acquired fund fees and expenses are not reflected in the fee table.

Response: Instruction 3(f)(i) to Item 3 of Form N-1A excludes feeder funds in a master/feeder arrangement from separating out Acquired Fund Fees and Expenses in their fee tables. Since the Fund is a feeder fund of the U.S. Government Portfolio, there is no requirement for the Fund to include Acquired Fund Fees and Expenses of the Portfolio in its fee table.

6.	Much of the disclosure under the heading “Additional Information About Investment Objective, Principal Strategies and Risks” appears to be duplicative of the summary section of the prospectus. Please note that we expect the disclosure provided in response to Item 9 of Form N-1A to be more detailed than the disclosure provided in response to Item 4. Please provide additional disclosure in Item 9.

Response: The Fund has reviewed its disclosure and believes that its summary section is an appropriate length and that repetition of Item 4 information in response to Item 9 is not prohibited (even if it is not required).

7.	On page 6, under “Additional Information About Investment Objective, Principal Strategies and Risks – Principal Investment Strategies,” the disclosure states that the U.S. Government Portfolio has “substantially similar investment policies” to the Fund. Please revise this disclosure to say that the U.S. Government Portfolio’s investment objective, strategies and risks are substantially identical to the Fund.

Response: The Fund respectfully submits that in the “Management and Organization” section, the Prospectus states that “[t]he Fund currently seeks to achieve its investment objective by investing substantially all of its investable assets in the Portfolio, a separate mutual fund, that has substantially identical investment objective, investment policies, and risks as the Fund.” The Fund intends to use consistent disclosure when the prospectuses are revised in connection with its next annual update.

8.	On page 8, Liquidity Risk includes a reference to derivatives. Please explain supplementally the scope of the Fund’s intention to use derivatives and how it complies with Rule 2a-7.

Response: The Fund does not intend to invest in derivatives as part of its principal investment strategy and has deleted the disclosure relating to derivatives from Liquidity Risk as follows:

Liquidity Risk. Liquidity risk is the risk that the Fund may not be able to dispose of securities ~~or close out derivatives transactions~~ readily at a favorable time or prices (or at all) or at prices approximating those at which the Fund currently values them. For example, certain investments may be subject to restrictions on resale, may trade in the over-the-counter market or in limited volume, or may not have an active trading market. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. It may be difficult for the Fund to value illiquid securities accurately. The market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. Disposal of illiquid securities may entail registration expenses and other transaction costs that are higher than those for liquid securities. The Fund may seek to borrow money to meet its obligations (including among other things redemption obligations) if it is unable to dispose of illiquid investments, resulting in borrowing expenses and possible leveraging of the Fund. In some cases, due to unanticipated levels of illiquidity the Fund may choose to meet its redemption obligations wholly or in part by distributions of assets in-kind.

9.	On page 10, Risk of Investment in Other Pools states that “The investment policies and limitations of the other pool may not be the same as those of the Fund.” Please explain supplementally the Fund’s intention for investing in other pools and how that is consistent with Rule 2a-7 and the Fund’s Rule 35d-1 policy. Please also explain supplementally why acquired fund fees and expenses are not included in the fee table.

Response: The Fund confirms that it will invest in at least one other pool consistent with Rule 2a-7 and the Fund’s Rule 35d-1 policy. The Fund notes that the money market fund reform adopting release allows investments in other government money market funds to fall within a government money market fund’s 99.5% test. With respect to Acquired Fund Fees and Expenses, the Fund is a feeder fund, and therefore, pursuant to Instruction 3(f)(i) to Item 3 of Form N-1A, there is no requirement for the Fund to include the “Acquired Fund Fees and Expenses” subcaption in its fee table. As noted in the lead-in paragraph to the fee table, the expenses shown in the fee table reflect the expenses of the Fund as well as the Fund’s proportionate share of the expenses of the Portfolio, consistent with Instruction 1(d)(i) to Item 3 of Form N-1A .

10.	On page 12, Conflicts of Interest Risk states that “[t]he foregoing does not purport to be a comprehensive list or complete explanation of all potential conflicts of interests which may affect the Fund. The Fund may encounter circumstances, or enter into transactions, in which conflicts of interest that are not listed or discussed above may arise.” Please confirm that the material conflicts have been addressed in the disclosure or explain the purpose of this sentence.

Response: The Fund confirms that it believes that material conflicts have been addressed in the disclosure.

11.	With respect to the description of the reimbursement to the Adviser in connection with the Voluntary Reduction, please confirm whether the Fund has made a determination that it is fair, equitable and reasonable for the future shareholder base to bear the cost of the reimbursement. Please also explain the Fund’s plans for informing subsequent investors of a potential drag on the Fund’s performance resulting from these reimbursements.

Response: In evaluating the possibility of reimbursement payments the Adviser considered that, as between the Fund and itself, it was more appropriate for the Fund to ultimately bear the expenses that the Adviser incurs under the Voluntary Reduction. Those payments benefit both current and future shareholders by ensuring the initial and longer term viability of the Fund. As described in the Prospectus, reimbursement payments are limited both as to time and amount including a condition that generally prevents the payments from reducing the Fund’s yield by more than 50% on any given day.

The Fund includes disclosure in its fee table — in the summary section of the Prospectus — to alert shareholders at the time of the their investment that future reimbursements to the Adviser in connection with the Voluntary Reduction may reduce the Fund’s yield. The Fund’s shareholder report also discloses the amounts waived by the Adviser and the dates on which the recoupment period expires.

12.	On page 14, under “Management and Organization – The Transfer Agent and Dividend Disbursing Agent,” please add the principal business address for the transfer agent and dividend disbursing agent.

Response: The Fund respectfully submits that it includes the principal business address for the transfer and dividend disbursing agent in the SAI in the section “Investment Advisory and Other Services – Sub-Administrator, Custodian and Transfer Agent” in accordance with Item 19(h)(2) of Form N-1A. Accordingly, the Fund respectfully declines to make any changes in response to this comment.

13.	On page 14, under “Shareholder Information – Determination of Net Asset Value,” please confirm that the disclosure regarding amortized cost has been updated to reflect the 2014 Rule 2a-7 amendments.

Response: The Fund confirms that the disclosure regarding amortized cost reflects the 2014 Rule 2a-7 amendments.

14.	Please disclose in the Prospectus if the Fund reserves the right to redeem in kind.

Response: The Fund respectfully notes that disclosure regarding the Fund’s redemption in kind procedures is included in the Prospectus within “Liquidity Risk” in the “Additional Information About Risks” section of the Prospectus, as follows:

In some cases, due to unanticipated levels of illiquidity the Fund may choose to meet its redemption obligations wholly or in part by distributions of assets in-kind.

15.	Please consider adding disclosure regarding special limitations affecting redemptions.

Response: The Fund intends to make the following change in its next annual update to the second paragraph of the “Shareholder Information – Redeeming Shares” section of the Prospectus:

The Fund is a government money market fund that has not elected to be subject to the fees and gates provisions of Rule 2a-7. The right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets. In addition, the SEC may by order permit suspension of redemptions for the protection of shareholders of the Fund.

16.	We note that page 25 of the Prospectus states that “deposits in the mail or with [the U.S. Postal Service or other independent delivery services] or receipt at the Funds’ post office box, of purchase or redemption requests, do not constitute receipt by the Funds or Transfer Agent.” Please supplementally explain why these situations do not constitute receipt by the Fund or revise the disclosure.

Response: The Fund includes this disclosure because receipt occurs when the Transfer Agent or the Fund actually receives such mailings. The excerpted disclosure in the comment appears in the following context: “The Fund does not consider the U.S. Postal Service or other independent delivery services to be its agents. Therefore, deposits in the mail or with such services, or receipt at the Fund’s post office box, of purchase orders or redemption requests, do not constitute receipt by the Fund or Transfer Agent.”

17.	Please confirm that the Fund considered the guidance in the Money Market Fund Reform Frequently Asked Questions (the “FAQs”) and in the money market fund reform adopting release.

Response: The Fund confirms that it has considered the guidance in the FAQs and the money market fund reform adopting release.

SAI Comments

18.	If applicable, please disclose financial support the Fund has received per Item 16 of Form N-1A.

Response: The Fund confirms that it has not received any financial support to disclose in response to Item 16.

19.	With respect to the disclosure on Asset Segregation and Coverage, please explain supplementally the scope of the Fund’s intention to use derivatives.

Response: The Fund confirms that it does not intend to invest in derivatives.

20.	For each fundamental investment restriction that uses the phrase, please explain the meaning of the phrase “to the extent consistent with applicable law from time to time.”

Response: The Registrant respectfully declines to make any changes in response to this comment. The Registration Statement is intended to be read by the investing public, and we believe that, in this instance, references to “applicable law,” rather than to specific laws, rules, regulations, orders or interpretations, serve to “promote effective communication between the Fund and prospective investors” (General Instruction C.1(a) to Form N-1A). The Fund currently intends to evaluate the relevant disclosure in connection with its next annual update.

21.	With respect to the Fund’s fundamental investment restriction regarding concentration, please supplement the disclosure to note that the Fund will not concentrate in any group of industries.

Response: The Fund declines to make the requested change. The Trust notes that, in 2013-2014, the Trust undertook a proxy campaign and shareholders of other series of the Trust approved the same or a similar fundamental investment restriction regarding concentration as that of the Fund and that the Fund benefits from utilizing the same investment policy as other funds in the fund complex.

22.	In the “Investment Advisory and Other Services” section please include a table showing the total dollar amount that the Fund paid to the Adviser, as well as any credits that reduced the management fee, for the past three fiscal years.

Response: The Registrant notes that the SAI discloses that the Fund currently invests all of its assets in a related Portfolio that has the same investment objectives and substantially the same investment policies as the Fund. As long as the Fund remains completely invested in its related Portfolio (or any other investment company), the Adviser is not entitled to receive any investment advisory fee with respect to the Fund. The Registrant notes that the Portfolio charges the Fund a management fee, the rate of which is disclosed in the Fund’s SAI. In addition, the Portfolio’s SAI discloses the aggregate advisory fee for the last three fiscal years for the Portfolio in which the Fund invests. Accordingly, the Registrant believes the current disclosure adequately responds to the requirements of Item 19(a)(3) of Form N-1A.

23.	We note your statement on page 28 of the SAI that the advisory agreement between the Trust and SSGA Funds Management, Inc. will continue from year to year provided that a majority of the Trustees and a majority of the Independent Trustees or a majority of the shareholders of the Trust approve its continuance. Please revise this language to track more clearly the approval required by Section 15 of the Investment Company Act of 1940, as amended.

Response: The Registrant has revised the disclosure as follows:

The Advisory Agreement will continue from year to year provided that such continuance is specifically approved at least annually by (a) the Trustees or by the vote of a majority of the outstanding voting securities of a Fund, and (b) vote of a majority of the Independent Trustees, cast in person at a meeting called for the purpose of voting on such approval. ~~.majority of the Trustees and a majority of the Independent Trustees or a majority of the shareholders of the Trust approve its continuance.~~

Signature Page Comments

24.	Please have the Master Fund sign the Registration Statement. The staff views the Fund as being a co-issuer of the Master Fund’s securities within the meaning of Rule 140 under the Securities Act of 1933, as amended.

Response: The Fund has been informed by the Master Fund that the Master Fund intends to sign the Registration Statement. In doing so, neither the Fund nor the Master Fund takes any legal position on whether it agrees with the Staff’s assertion that the Master Fund is a co-issuer under Rule 140.

*            *              *

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann

Exhibit A

Shareholder Fees (fees paid directly from your investment)

Class M
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lower of the sale proceeds or the original offering price)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Class M
Management Fee	0.05%
Distribution and/or Shareholder Service (12b-1) Fees	0.00%
Other Expenses[1]	0.05%
Total Annual Fund Operating Expenses	0.10%

[1]	Other expenses are based on estimates for the current fiscal year.
[3]	The Fund’s investment adviser, SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”), may voluntarily reduce all or a portion of its fees and/or reimburse expenses of the Fund to the extent necessary to avoid a negative yield (the “Voluntary Reduction”), or a yield below a specified level, which may vary from time to time in the Adviser’s sole discretion. The Fund has agreed, subject to certain limitations described in the section Management and Organization – Investment Adviser on page 13 of the Fund’s Prospectus, to reimburse the Adviser for the full dollar amount of any Voluntary Reduction. As of the date of the Prospectus the Adviser had not waived fees and/or reimbursed expenses under the Voluntary Reduction for Class M shares of the Fund. The Adviser may, in its sole discretion, irrevocably waive receipt of any or all reimbursement amounts due from the Fund. Any future reimbursement by the Fund of the Voluntary Reduction would increase the Fund’s expenses and reduce the Fund’s yield. There is no guarantee that the Voluntary Reduction will be in effect at any given time or that the Fund will be able to avoid a negative yield..

Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years	5 years	10 years
$10	$32	$56	$128